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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Butler, Lawrence (Last) (First) (Middle)		Alpha Technologies Group, Inc.

	11990 San Vicente Blvd., Suite 350	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			October 27, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Los Angeles, CA 90049 (City) (State) (Zip)		☑	Director	☑	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☑ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman & Chief Executive Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												263,504		D

	Common Stock												695,038		I		(1)

	Common Stock												231,560		I		(2)

	Common Stock		(3)				J		6,602	A	(3)		23,676		I		401(k)(4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Employee Stock Option to Buy		2.6300						A

	Employee Stock Option to Buy		2.7500						A

	Employee Stock Option to Buy		3.5000						A

	Employee Stock Option to Buy		4.2625						A

	Employee Stock Option to Buy		3.8750						A

	Employee Stock Option to Buy		4.7438						A

	Employee Stock Option to Buy		4.3125						A

	Employee Stock Option to Buy		5.7407						A

	Employee Stock Option to Buy		5.2188						A

	Employee Stock Option to Buy		6.6000						A

	Employee Stock Option to Buy		6.0000						A

	Employee Stock Option to Buy		8.6300						A

	Employee Stock Option to Buy		9.4900						A

	Employee Stock Option to Buy		2.8500						A

	Employee Stock Option to Buy		4.9800						A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(5)	6/22/03		Common Stock	25,000		(6)				D

	(5)	10/28/03		Common Stock	50,000		(6)				D

	(5)	7/14/04		Common Stock	50,000		(6)				D

	(5)	1/14/03		Common Stock	54,780		(7)				D

	(5)	1/14/03		Common Stock	25,220		(7)				D

	(5)	8/1/04		Common Stock	20,886		(7)				D

	(5)	8/1/04		Common Stock	29,114		(7)				D

	(5)	8/1/04		Common Stock	5,388		(7)				D

	(5)	10/11/04		Common Stock	64,612		(7)				D

	(8)	4/17/05		Common Stock	16,666		(7)				D

	(9)	4/17/08		Common Stock	83,334		(7)				D

	(10)	1/8/06		Common Stock	88,413		(7)				D

	(11)	1/8/06		Common Stock	11,587		(7)				D

	(12)	9/23/06		Common Stock	25,000		(7)				D

	(13)	11/13/06		Common Stock	50,000		(7)		600,000		D

Explanation of Responses:

Explanation of Responses:

(1) Represents shares purchased and owned by DOT.COM. Mr. L. Butler is the sole stockholder of a corporation which is a general partner of DOT.COM. Mr. L. Butler expressly disclaims for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of, and any direct or indirect pecuniary interest in the shares owned by DOT.COM, except to the extent of his proportionate interest in the portfolio of DOT.COM.

(2) Represents shares owned by trusts of which Mr. Butler is a trustee.

(3) These shares of Alpha Technologies Group, Inc. were purchased from 11/01/2001 through 10/31/2002, pursuant to Mr. Butler’s participation in the ATGI 401(k) Savings Stock Plan.

(4) These shares of Alpha Technologies Group, Inc. common stock are held in Mr. Butler’s account pursuant to Mr. Butler's participation in the ATGI 401(k) Savings Stock Plan.

(5) Currently exercisable.

(6) These stock options were granted pursuant to the Company’s 1985 Stock Option Plan.

(7) These stock options were granted pursuant to the Company’s 1994 Stock Option Plan.

(8) 16,666 shares will become exercisable on April 18, 2003.

(9) 66,667 shares currently exercisable; 16,667 shares will become exercisable on April 18, 2003.

(10) 33,334 shares currently exercisable; 33,333 shares will become exercisable on January 9, 2003; 21,746 shares will become exercisable on January 9, 2004.

(11) 11,587 shares will become exercisable on January 9, 2004.

(12) 8,334 shares currently exercisable; 8,333 shares will become exercisable on September 24, 2003; 8,333 shares will become exercisable on September 24, 2004.

(13) 16,667 shares will become exercisable on November 14, 2002; 16,666 shares on November 14, 2003; and 16,667 shares on November 14, 2004.

/s/ Joseph A. Almeida Attorney-in-Fact **Signature of Reporting Person	December 9, 2002 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.